UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

Brilliant Earth Group, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

109504100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
X Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 109504100

1. Names of Reporting Persons. Just Rocks, Inc.
2. Check the Appropriate Box if a Member of a Group (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 49,505,250
7. Sole Dispositive Power 0
8. Shared Dispositive Power 49,505,250
9. Aggregate Amount Beneficially Owned by Each Reporting Person 49,505,250
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 83.7%
12. Type of Reporting Person CO

Schedule 13G

CUSIP No. 109504100

1. Names of Reporting Persons. Beth Tamara Gerstein
2. Check the Appropriate Box if a Member of a Group (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 49,505,250
7. Sole Dispositive Power 0
8. Shared Dispositive Power 49,505,250
9. Aggregate Amount Beneficially Owned by Each Reporting Person 49,505,250
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 83.7%
12. Type of Reporting Person IN

Schedule 13G

CUSIP No. 109504100

1. Names of Reporting Persons. Eric Scott Grossberg
2. Check the Appropriate Box if a Member of a Group (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 49,505,250
7. Sole Dispositive Power 0
8. Shared Dispositive Power 49,505,250
9. Aggregate Amount Beneficially Owned by Each Reporting Person 49,505,250
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 83.7%
12. Type of Reporting Person IN

Schedule 13G

CUSIP No. 109504100
ITEM 1.
(a)Name of Issuer:
Brilliant Earth Group, Inc.

(b)Address of Issuer's Principal Executive Offices:
300 Grant Avenue, Third Floor
San Francisco, CA 94108

ITEM 2.
(a)Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons."          This statement is filed on behalf of:
Just Rocks, Inc.
Beth Tamara Gerstein
Eric Scott Grossberg

(b)Address of Principal Business Office, or if None, Residence:
The address of each of the Reporting Persons is:
C/O Brilliant Earth Group, Inc.
300 Grant Avenue, Third Floor
San Francisco, CA 94108

(c)Citizenship:
Just Rocks, Inc. is organized under the laws of the State of Delaware. Beth Tamara Gerstein and Eric Scott Grossberg are citizens of the United States.

(d)Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share ("Class A Common Stock")

(e)CUSIP Number:
109504100

ITEM 3.

Not Applicable.

ITEM 4. OWNERSHIP.

(a) - (c)
The ownership information presented below represents beneficial ownership of shares of Class A Common Stock of the Issuer as of
December 31, 2021, based upon 9,614,523 shares of Class A Common Stock outstanding as of December 31, 2021 and assumes the redemption of the common units of Brilliant Earth, LLC (the “Common LLC Units”) held by the Reporting Persons for shares of Class A Common Stock.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Just Rocks, Inc.	49,505,250	83.7	0	49,505,250	0	49,505,250
Beth Tamara Gerstein	49,505,250	83.7	0	49,505,250	0	49,505,250
Eric Scott Grossberg	49,505,250	83.7	0	49,505,250	0	49,505,250
The securities reported herein consist of 49,505,250 shares of Class A Common Stock underlying the Common LLC Units held of record by Just Rocks, Inc. that are convertible prior to March 1, 2022. Ms. Gerstein and Mr. Grossberg are joint shareholders of Just

Schedule 13G
Rocks, Inc. through various trusts for which they are the trustees and over which they have voting and investment power. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

JUST ROCKS, Inc.

By: /s/ Beth Tamara Gerstein
                            Name: Beth Tamara Gerstein
Title: Co-President

BETH TAMARA GERSTEIN

By: /s/ Beth Tamara Gerstein

ERIC SCOTT GROSSBERG

By: /s/ Eric Grossberg

Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.

Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 10, 2022.

Just Rocks, Inc.

By: /s/ Beth Tamara Gerstein
Name: Beth Tamara Gerstein
Title: Co-President

Beth Tamara Gerstein

/s/ Beth Tamara Gerstein

Eric Scott Grossberg

/s/ Eric Grossberg